UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2015

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

70 York Street West, Suite 1610
Toronto, Ontario M5J 1S9, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.  Press Release - Livereel Announces Changes To The Board And Management

2.  Form 51-102F3 -- Material Change Report for LiveReel Media Corporation

3.  Press Release - Early Warning Report Issued Pursuant to National Instrument 62‐103 Acquisition of Shares of LiveReel Media Corporation

4.  Early Warning Report Filed Pursuant To National Instrument 62-103 - GraySim Family Trust

5.  Early Warning Report Filed Pursuant To National Instrument 62-103 - 2364201 Ontario Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: March 10, 2015	By:	/s/ Ashish Kapoor
Ashish Kapoor Chief Financial Officer

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ANNOUNCES CHANGES TO THE BOARD AND MANAGEMENT

TORONTO, ONTARIO, March 10, 2015 – LiveReel Media Corporation (OTCBB: LVRLF.PK) announced the appointment of J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper who joined the board of directors following the resignation Michael Wekerle, Henry Kneis and Thomas Astle. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor. In addition, Mr. Kapoor was appointed Secretary.

J. Graham Simmonds
Mr. Simmonds has over 17 years of experience in public company management and business development projects within both the gaming and technology sectors. Mr. Simmonds is licensed and/or has previously been licensed/registered with a number of horse racing and gaming commissions in the United States and Canada. Mr. Simmonds developed and launched the first in-home digital video horseracing service in North America and is a former director and partner in eBet Technologies Inc., a licensed ADW operator and software developer for the online horse racing industry in the United States. He is the founder and CEO of Baymount Incorporated, a diversified investment, financial advisory and venture capital firm focused in opportunities within the horse racing, gaming and technology industries and the CEO of Gilla Inc, a designer, marketer and distributer of electronic cigarettes, vaporizers and e-liquids. Mr. Simmonds was formerly the chairman of DealNet Capital Corp., a merchant banking company focused on Business Process Outsourcing and Consumer Financing.

Ashish Kapoor, CPA, CA, CFA
Mr. Kapoor has over 15 years of experience in providing capital markets advisory and assurance services as a finance professional. After obtaining his Chartered Accountant designation at Ernst & Young, Mr. Kapoor has gained over 10 years of experience in investment banking, advising client across various industries. As a senior vice president at Macquarie Capital Markets Canada Ltd., Mr. Kapoor was responsible for the Canadian telecom, media, entertainment and technology investment banking and principal investing group. During his 10 years at Macquarie, Mr. Kapoor completed in excess of $3B in successful principal investments and advised on a further $4B of mergers and acquisitions for third party clients. Prior to Macquarie, Mr. Kapoor obtained his Chartered Accountant designation as part of the Ernst & Young's Toronto practice and was awarded the Gold Medal for first place in Ontario, and the Bronze Medal for third place in Canada on the 2000 Chartered Accountancy Uniform Final Examination. Mr. Kapoor is also a CFA Charter holder and holds a Masters of Accounting and a Bachelor of Arts degree from University of Waterloo.
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Henry J. Kloepper
Mr. Kloepper is a leading financier and has been involved in investment banking and corporate finance for over 30 years. He brings a rounded knowledge of the capital markets, strategic growth, and investments. Mr. Kloepper is currently CEO of Houston Lake Mining Inc., Interim CEO of NWT Uranium Corp. and a director of Avieya Communications. Mr. Kloepper was previously a director and president of Mogul Energy International Inc. and has held executive positions with Award Capital, JP Morgan, Citibank, Bank of America, and North American Trust in the US, Canada, and Europe.

About LiveReel

Established in 1997, LiveReel Media Corporation is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

Contact:
Ashish Kapoor, CFO
(416) 523-3350

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FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	REPORTING ISSUER

LiveReel Media Corporation (the "Issuer")
70 York Street, Suite 1610
Toronto, Ontario
M5J 1S9

Item 2.	DATE OF MATERIAL CHANGE

March 10, 2015.

Item 3.	PRESS RELEASE

A press release was issued by the Issuer on March 10, 2015 via a Canadian news wire service, a copy of which has been filed on SEDAR.

Item 4.	SUMMARY OF MATERIAL CHANGE

On February 19, 2015, the Issuer announced that it had decided to suspend taking any further steps to dissolve the Company and cease trade its common shares on the OTC Bulletin Board as announced on February 11, 2015.

On March 10, 2015, the Issuer appointed J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper as directors of the Issuer.  J. Graham Simmonds was appointed Chief Executive Officer following the resignation of Michael Wekerle and Ashish Kapoor was appointed Chief Financial Officer following the resignation of Henry Kneis.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

On February 19, 2015, the Issuer announced that it had decided to suspend taking any further steps to dissolve the Company and cease trade its common shares on the OTC Bulletin Board as announced on February 11, 2015.

On March 10, 2015, the Issuer appointed J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper who joined the board of directors following the resignation of Henry Kneis, Michael Wekerle and Thomas Astle.  J. Graham Simmonds was appointed Chief Executive Officer following the resignation of Michael Wekerle and Ashish Kapoor was appointed Chief Financial Officer following the resignation of Henry Kneis.

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Item 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

Item 7.	OMITTED INFORMATION

No information has been omitted from this material change report.

Item 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Ashish Kapoor, Chief Financial Officer
Telephone:(416) 523-3350

Item 9.	DATE OF REPORT

March 10, 2015.

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NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

Early Warning Report Issued Pursuant to National Instrument 62‐103
Acquisition of Shares of LiveReel Media Corporation

TORONTO, ONTARIO, March 10, 2015 – This press release is being disseminated as required by National Instrument 62‐103 The Early Warning System and Related Take Over Bids and Insider Reporting Issues in connection with the filing of an early warning report (the "Early Warning Report") regarding the acquisition of LiveReel Media Corporation (OTC:LVRLF.PK) (the "Company") securities by each of GraySim Family Trust ("GraySim") and 2364201 Ontario Corp. ("2364201"), of 85 Coleridge Ave., Toronto, Ontario, M4C 4H6 and 510E-500 Queens Quay West, Toronto, Ontario, M5V 3K8.

GraySim, together with other third parties, entered into a stock purchase agreement with Difference Capital Financial Inc. ("Difference Capital"), an arms-length party, whereby the GraySim acquired 5,895,046 common shares in the capital of the Company.  The purchase price paid for the shares was for nominal consideration of $1.00 in aggregate, which amount on a per share basis was well below the closing market price on the date preceding the trades.  GraySim and its joint actors beneficially own 17,757,408 common shares in the capital of the Company, representing approximately 75.5% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

2364201, together with other third parties, entered into a stock purchase agreement with Difference Capital, an arms-length party, whereby the 2364201 acquired 5,895,046 common shares in the capital of the Company.  The purchase price paid for the shares was for nominal consideration of $1.00 in aggregate, which amount on a per share basis was well below the closing market price on the date preceding the trades.  2364201 and its joint actors beneficially own 10,040,028 common shares in the capital of the Company, representing approximately 42.5% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

This transaction is exempt from the formal take-over provisions of the Securities Act (Ontario) pursuant to section 100.1(1) of the Act.  The securities were acquired for investment purposes and each of GraySim and 2364201 may increase or decrease its beneficial ownership or control depending on market or other conditions.

A copy of the Early Warning Report may be found on www.SEDAR.com.

Contact:
Michael Connell
Trustee of GraySim Family Trust
(416) 456-4154

Ashish Kapoor
Director, 2364201 Ontario Corp.
(416) 523-3350

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EARLY WARNING REPORT
FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of the offeror:

GraySim Family Trust ("GraySim")
85 Coleridge Ave.
Toronto, Ontario M4C 4H6

2.	Name of the reporting issuer with respect to which this report is filed:

LiveReel Media Corporation (the "Company")

3.
Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

GraySim, together with other third parties, entered into a stock purchase agreement with Difference Capital Financial Inc. ("Difference Capital"), an arms-length party, whereby the GraySim acquired 5,895,046 common shares in the capital of the Company.  The purchase price paid for the shares was for nominal consideration of $1.00 in aggregate, which amount on a per share basis was well below the closing market price on the date proceeding the trades.

This transaction is exempt from the formal take-over provisions of the Securities Act (Ontario) (the "Act") pursuant to section 100.1(1) of the Act.

4.
The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

GraySim and its affiliates beneficially owns 5,895,046 common shares in the capital of the Company, representing approximately 25.1% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.  See Item 5(a) below.

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5.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (4) over which:

(a)	the offeror, either alone or together with any joint actors, has ownership and control;

Each of SimKap Advisory Corp., ("SimKap"), Baymount Inc. ("Baymount"), 2364201 Ontario Corp. ("2364201") and Woodham Group Inc. ("Woodham", together with SimKap, Baymount, 2364201 and Woodham shall be collectively referred to as the "GraySim Group") would be considered joint actors with GraySim as a result of similar ownership and/or controlling parties.    The GraySim Group beneficially owns 5,895,046 common shares in the capital of the Company, representing approximately 25.1% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

GraySim and its joint actors beneficially own 17,757,408 common shares in the capital of the Company, representing approximately 75.5% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

6.	Name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable – private transaction.

7.
The value of consideration, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence that gave rise to the obligation to file a news release.

The common shares were purchased from Difference Capital, an arms-length party, for nominal consideration of $1.00 in aggregate.
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8.
Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Each member of the GraySim Group purchased the common shares for investment purposes.  The GraySim Group may increase or decrease its ownership interest in the Company depending on, among other factors, market conditions.  Each member of the GraySim Group has no present intention to change its holdings of securities of the Company.

9.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

The common shares were purchased from Difference Capital, an arms-length party, pursuant to a stock purchase agreement having terms customary for a transaction of this nature.

10.	Names of any joint actors in connection with the disclosure required by this report.

Each of member of the GraySim Group would be considered joint actors with GraySim as a result of similar ownership and/or controlling parties.

11.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror.

The common shares were issued at a nominal consideration of $1.00 in aggregate.

12.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.

Not applicable.

13.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance

Not applicable.
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DATED at Toronto, Ontario this 10th day of March, 2015.

GRAYSIM FAMILY TRUST

Per:	"/s/ Michael Connell"
Michael Connell
Trustee

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EARLY WARNING REPORT
FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of the offeror:

2364201 Ontario Corp ("2364201")
510E-500 Queens Quay West
Toronto, Ontario M5V 3K8

2.	Name of the reporting issuer with respect to which this report is filed:

LiveReel Media Corporation (the "Company")

3.
Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

2364201, together with other third parties, entered into a stock purchase agreement with Difference Capital Financial Inc. ("Difference Capital"), an arms-length party, whereby the 2364201 acquired 5,895,046 common shares in the capital of the Company.  The purchase price paid for the shares was for nominal consideration of $1.00 in aggregate, which amount on a per share basis was well below the closing market price on the date proceeding the trades.

This transaction is exempt from the formal take-over provisions of the Securities Act (Ontario) (the "Act") pursuant to section 100.1(1) of the Act.

4.
The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

2364201 and its affiliates beneficially owns 5,895,046 common shares in the capital of the Company, representing approximately 25.1% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.  See Item 5(a) below.

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5.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (4) over which:

(a)	the offeror, either alone or together with any joint actors, has ownership and control;

Each of SimKap Advisory Corp., ("SimKap") and Baymount Inc. ("Baymount", together with SimKap and 2364201 shall be collectively referred to as the "2364201 Group") would be considered joint actors with 2364201 as a result of similar ownership and/or controlling parties.    The 2364201 Group beneficially owns 5,895,046 common shares in the capital of the Company, representing approximately 25.1% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

2364201 and its joint actors beneficially own 10,040,028 common shares in the capital of the Company, representing approximately 42.5% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

6.	Name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable – private transaction.

7.
The value of consideration, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence that gave rise to the obligation to file a news release.

The common shares were purchased from Difference Capital, an arms-length party, for nominal consideration of $1.00 in aggregate.
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8.
Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Each member of the 2364201 Group purchased the common shares for investment purposes.  The 2364201 Group may increase or decrease its ownership interest in the Company depending on, among other factors, market conditions.  Each member of the 2364201 Group has no present intention to change its holdings of securities of the Company.

9.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

The common shares were purchased from Difference Capital, an arms-length party, pursuant to a stock purchase agreement having terms customary for a transaction of this nature.

10.	Names of any joint actors in connection with the disclosure required by this report.

Each of member of the 2364201 Group would be considered joint actors with 2364201 as a result of similar ownership and/or controlling parties.

11.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror.

The common shares were issued at a nominal consideration of $1.00 in aggregate.

12.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.

Not applicable.

13.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance

Not applicable.
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DATED at Toronto, Ontario this 10th day of March, 2015.

2364201 ONTARIO INC.

Per: "/s/ Ashish Kapoor"
Ashish Kapoor
Director

Item 5 - Page 4